U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                          AMENDMENT NO. 1 TO FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934





                                   DITA, INC.
                 (Name of Small Business Issuer in its charter)




             Nevada                                            33-0696051
----------------------------------                     -------------------------
 (State or other jurisdiction of                            (I.R.S.  Employer
 incorporation or organization)                           Identification Number)






                    6519 Fountain Avenue, Hollywood, CA 90028
               --------------------------------------------------
                    (Address of principal executive offices)

                                  323-953-9565
                         ------------------------------
                           (Issuer's Telephone Number)




Securities to be registered under Section 12(b) of the Act:


 Title of each class                         Name of each exchange on which
 to be so registered                         each class is to be registered

        None


Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $0.01 par value
                         --------------------------------
                               (Title of Class)

                                TABLE OF CONTENTS

                                                                           Page

Preliminary Statement ....................................................    1

Description of Business...................................................    1
        Business Development .............................................    1
        Business of the Company ..........................................    2
               Products ..................................................    2
               Raw Materials, Supplies and Manufacturing .................    2
               Distribution Methods ......................................    3
               Competition ...............................................    3
               Advertising and Promotion .................................    4
               Dependence on Major Customers .............................    4
               Patents, Trademarks and Licenses ..........................    4
               Government Approval and Regulations .......................    4
               Year 2000 Computer Problems ...............................    5
               Research and Development ..................................    5
               Cost of Compliance with Environmental Laws ................    5
               Seasonality ...............................................    5
               Employees .................................................    5
               New Products ..............................................    6

Management's Discussion and Analysis of Financial
        Condition and Results of Operations ..............................    6
        Results of Operations ............................................    6
               Sales .....................................................    6
               Gross Margin ..............................................    7
               Selling, General and Administrative Expenses ..............    7
               Net Loss ..................................................    8
               Balance Sheet Items .......................................    8
               Liquidity and Outlook .....................................    9
               Possibility of a Reverse Acquisition and
                      Reorganization .....................................   10
               Costs of Filing Periodic Reports ..........................   10

Properties ...............................................................   10

Security Ownership of Certain Beneficial Owners and
        Management .......................................................   11
               Changes in Control ........................................   11

Directors, Executive Officers and Control Persons ........................   11

Executive Compensation ...................................................   13

Certain Relationships and Related Transactions ...........................   14

Description of Securities ................................................   15
        Common Stock .....................................................   15
               Voting Rights .............................................   15
               Dividend Rights ...........................................   15
               Liquidation Rights ........................................   15
               Preemptive Rights .........................................   15

               Registrar and Transfer Agents .............................   16
               Dissenters' Rights ........................................   16

Market for Common Stock and Related Stockholder Matters ..................   16
        Holders ..........................................................   16
        Dividends ........................................................   17

Legal Proceedings ........................................................   17

Recent Sales of Unregistered Securities ..................................   17

Indemnification of Directors and Officers ................................   18

Financial Statements .....................................................   20

                              PRELIMINARY STATEMENT

     Dita, Inc. (the "Company") is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. Our common stock trades in the over-the-counter market and is quoted by NASD market makers on the OTC Bulletin Board. A recent rule change requires that all companies whose securities are approved for quotation on the OTC Bulletin Board must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement subjects the Company to the periodic reporting requirements imposed by
Section 13(a) of the Securities Exchange Act.

     We will electronically file with the Commission the following periodic reports:

     o      Annual reports on Form 10-KSB;

     o      Quarterly reports on Form 10-QSB;

     o Periodic reports on Form 8-K of matters of material interest to shareholders;

     o Annual proxy statements to be sent to our shareholders in the notices of our annual shareholders' meetings.

In addition to the above reports to be filed with the Commission, we will prepare and send to our shareholders an annual report that will include audited financial statements.

     The public may read and copy any materials we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.



                             DESCRIPTION OF BUSINESS

Business Development

     Dita, Inc. (the "Company") was incorporated on October 3, 1995 in the State of Nevada. Our original assets consisted of 4,572 sunglasses and sunglass frames. We raised $185,800 in a non-registered public offering of our common stock during the first half of 1996 and commenced the distribution of our sunglasses. We initially operated out of offices in Dana Point, California. In April, 1997, we moved our offices to

Hollywood, California. We first had revenues from operations in 1996.

Business of the Company

     The Company

     o      wholesales fashion sunglasses and optical frames;

     o designs, markets, and distributes these products from our Hollywood headquarters; and

     o distributes our products in "high-end" optical, boutique and department store accounts throughout the U.S. and in Canada, Japan, New Zealand and Australia. "High-end" refers to retailers that offer products at the high end of the price scale in relationship to the sunglasses market as a whole. The percentages of our revenues attributable to sales in these countries are approximately as follows:

            o       United States - 59%
            o       Canada - 16%
            o       Japan - 14%
            o       New Zealand and Australia - 11%.

     Products

     We have two principal products -

     o      sunglasses, and

     o      optical frames.

     We offer our sunglasses in two ranges:

     o      fashion, at mid-range prices, and

     o      couture, at high-end prices.

     We offer our optical frames in seven frame styles and each frame style in three colors.

     Raw Materials, Supplies and Manufacturing
     -----------------------------------------

     Our frames are 100 percent plastic. The plastic to produce the frames is ordered by us from the Mazzucchelli factory in Italy. Mazzucchelli supplies approximately 60 percent of the plastic for the high-end sunglass and eyeglass brands in the world.

     When our plastic orders are ready for delivery, Mazzucchelli ships the plastic to sunglass and eyeglass manufacturers we designate. Our sunglass products are then manufactured in China by subcontractors selected by Glance, Inc. The optical frames are manufactured in the U.S. by Golden Gate Optical. Glance is an affiliated company located in New York and under the control of Bendar Wu, a director of Dita. See "Certain Relationships and Related Transactions."

     The typical turnaround time for our orders is four to six months, as follows:

     o two to four months for Mazzucchelli to manufacture and ship the plastic, and

     o one-and-a-half to two months for the assembly of the frames.

Four months is the longest period of time Mazzucchelli has taken to manufacture and ship to assemblers the plastic we ordered. Despite its slowness in delivery of plastic, Mazzucchelli is dependable.

     We purchase more than 90 percent of our sunglass lenses from Glance as part of the frame that is assembled in China, or we purchase the frames from Glance without a lens and purchase the lens from either of two separate lens manufacturers. The sunglass lens manufacturers that we buy from are Sola in Florida, from whom we usually purchase directly from their stock, and Christian Dalloz in France, from whom we purchase both from stock and on special order.

     Distribution Methods

     We distribute our products through independent contractors:

     o      Planet 3 Australais, in New Zealand and Australia;

     o      Levante, in Japan;

     o      Overdrive, in Canada; and

     o Paul Baltiste, Jeff Chiuminatto, and Steven Choen, independent contracts in the U.S. who work under the direction of our in-house sales manager and of our president, Troy Schmidt.

     The international distributors are responsible for all aspects of sales and marketing in their respective territories. They each manage their own inventory, warranty, billings, sales and customer service departments.

     Competition
     -----------

     The fashion optical industry is highly competitive. Well- known designer brands such as Bausch & Lomb, Luxottica and Bolla occupy a majority of the sunglass market. We believe that the demand for optical frames has somewhat deteriorated due to the development of corrective laser eye surgery.

     Dita holds a special niche in the optical and sunglass market. We have established an upscale image of fashion and innovative style at prices that are aggressively competitive. We offer, for $100 to $200 at retail, sunglasses that are comparable in style, quality and image to those of the leading brands that are offered at $250 to $400 at retail. We offer optical glasses for $180 to $221 at retail that are comparable in style, quality and image to those of the leading brands that are offered at $180 to $400 at retail.

     Advertising and Promotion
     -------------------------

     The market we target and sell to consists of fashion-forward men and women between the ages of 19 and 35 with average household incomes from $40,000 and up. We estimate that 65% of our products are purchased by women and 35% by men. Our average customer is very concerned about fashion and usually somewhat educated about current fashion. Our designs are usually more forward than some of our competitors, and the wearer is usually more forward in the manner in which she or he dresses.

     All  our   advertising   and   promotional   materials   employ   striking,
fashion-forward and edgy photography to project our image.

     We price our products significantly lower than our competitors do. Yet, our quality, image and design are comparable - and sometimes better - than the leaders in the sunglass industry.

     We design our sunglasses to be extremely wearable, yet still fashionable. Our philosophy is to give the average consumer of designer products a sunglass product that is fashionable, yet suitable for everyday use, at a price that is most competitive. We protect our upscale image by limiting the retail distribution of our sunglasses to the high-end boutiques and outlets where sunglasses are sold.

     Dependence on Major Customers
     -----------------------------
     We are not dependent on any major customers in the U.S. However, approximately 41 percent of our sales are international sales and are divided among three customers - Planet 3 in Australia and New Zealand - 11 percent, Levante in Japan - 14 percent, and Overdrive in Canada - 16 percent.

     Patents, Trademarks and Licenses
     --------------------------------

     We have registered the trademark "Dita" in the U.S. and internationally.

     Government Approval and Regulations
     -----------------------------------

     We need no governmental approval for the design and marketing of sunglasses made for us by manufacturing companies.

We are not aware of any proposed governmental regulations that would affect our operations.

     Year 2000 Computer Problems
     ---------------------------

     We have determined that we do not face material costs, problems or uncertainties about the year 2000 computer problem. This problem affects many companies and organizations and stems from the fact that many existing computer programs use only two digits to identify a year in the date field and do not consider the impact of the year 2000. We are newly organized, use off- the-shelf and easily replaceable software programs, and have yet to devise our own software programs.

     We  have  been  advised  by our  manufacturers  that  they  are  Year  2000 compliant. Our worst-case scenario would be that they are not Year 2000 compliant and they would not be able to access information concerning our orders or concerning their own suppliers. Our computer system backs up all data every night. We can provide our manufacturers with all information concerning our orders on a moment's notice. As for a manufacturer's inability to access information concerning its suppliers, we would have to wait for this problem to be solved by the manufacturer or its suppliers. Should a significant delay become apparent, we would replace our order with a different manufacturer.

     Our contingency plans are to produce manual invoices and packing slips, if these are needed, and to shift our orders to other sunglass and optical glass manufacturers if necessary and if the plastic produced for us by Mazzucchelli is able to be diverted to other manufacturers.

     Research and Development
     ------------------------

     We expended approximately $10,000 in 1998 researching new materials for sunglass frames.

     Cost of Compliance with Environmental Laws
     ------------------------------------------

     There are no environmental laws that impact our operations of designing, marketing and distributing sunglasses made for us by manufacturing companies.

     Seasonality
     -----------

     Our sales of sunglasses in the U.S., Canada and Japan are 50 to 100 percent higher in the period from March to September. Sales are 50 to 100 percent higher in New Zealand and Australia in the period from September to March.

     Employees
     ---------
     We employ seven persons full time. We have no part-time employees.

     New Products
     ------------

     We have designed a new handbag line that we propose to offer to our sunglass accounts. We are currently talking to several manufacturers about their producing our line. We are also seeking a source of capital to finance such production, but we have not located the capital. As an alternative to our raising capital to enable us to contract out the production of our handbag line, we are also seeking a partnership with a handbag manufacturer that would produce the handbags with our "Dita" trade name on them and for us to distribute in the markets we have established for our sunglasses and optical glasses. We have not located or identified such a prospective partner.

     We have no time frame for the commercialization of our handbag line.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table presents, as a percentage of sales, certain selected financial data for the two fiscal years ended February 28, 1999 and for the three-month periods ended May 31, 1998 and May 31, 1999:

                                   Year Ended 2-28             3-Mos. Ended 5-31
                                 1998           1999          1998           1999
                                 ---------------------        ---------------------
     Sales                       100.0%         100.0%        100.0%         100.0%
     Cost of sales                48.2           47.2          45.4           43.1
                                 -----          -----         -----          -----
     Gross margin                 51.8           52.8          54.6           56.9
     Selling, general and
       administrative
       expenses                   65.5           73.9          41.7           58.1
                                 -----          -----         -----          -----

     Net income (loss)           (13.7)         (21.1)         12.9           (1.2)

     Sales
     -----
     Sales increased from $709,591 in the fiscal year ended February 28, 1998 to $882,921 in the fiscal year ended February 28, 1999, an increase of 24.4 percent. The increase in sales was attributable to an increased advertising budget and the addition of a line of prescription glasses.

     We are not exposed to currency risks with regard to our international sales, which account for approximately 41 percent of our sales. All our contracts are expressed in U.S. dollars and require payment in U.S. dollars. However, we generally discount our prices by approximately 15 percent for sales made to Australia and New Zealand, due to the high price our distributor there has to pay for the U.S. dollar and due to high sales taxes in effect there. This results in a lower gross margin on sales made there than on sales in Japan, Canada and the U.S.

          Interim results.
          ---------------
          Sales decreased 11.4 percent from $326,339 in the three-month period ended May 31, 1998 (Q1 1999) to $289,286 in the three-month period ended May 31, 1999 (Q1 2000). The reason for the decrease was a late start for summer weather in the U.S. in 1999. March is usually the kick-off month for summer sunglass sales, but cool weather continued in most of the U.S. until April 1999. March sales in 1998 were $101,970, as compared to sales of only $45,434 in March 1999.

     Gross Margin
     ------------
     Gross margin improved from $367,419, or 51.8 percent of sales, in fiscal year 1998 to $465,889, or 52.8 percent of sales, in fiscal year 1999, an improvement of 1.0 percent. This improvement is attributed to the better margin we receive on our added line of prescription glasses.

          Interim results.
          ---------------
          Gross margin improved from $178,185, or 54.6 percent of sales in Q1 1999 to $164,598, or 56.9 percent of sales, in Q1 2000, an improvement of 2.3 percent. This improvement is attributed by management to a slight reduction in the inventory carrying costs we pay to Glance, Inc. by reason of an improvement in our payment history with regard to Glance, Inc.

     Selling, General and Administrative Expenses
     --------------------------------------------
     Selling, general and administrative expenses increased from $465,069 in fiscal year 1998, or 65.5 percent of sales, to $652,159 in fiscal year 1999, or
73.9 percent of sales. The increase is due primarily to -

     o an increase of $54,728 in commissions from $58,553 or 8.3 percent of sales to $113,281 or 12.8 percent of sales - a 93.5 percent increase, of which increase approximately $42,000 was attributable to the addition of a new sales representative;

     o an increase of $49,443 in photography, graphics and video expenses from $1,230 or 0.2 percent of sales in fiscal 1998 to $50,673 or 5.7 percent of sales in fiscal 1999, the increase being related to a new print advertising campaign;

     o an increase of $15,160 in travel and entertainment from only $179 in fiscal 1998 to $15,339 or 1.7 percent of sales in fiscal 1999 and reflecting increased travel by our president to trade shows;

     o an increase of $18,312 in freight out from $7,170 or one percent of sales in fiscal 1998 to $25,482 or 2.9 percent of sales in fiscal 1999 - a 255 percent increase, the increase being attributable to the 24.4 percent increase in sales, and

     o an increase of $13,855 in interest expense from $1,832 or 0.3 percent of sales in fiscal 1998 to $15,687 or 1.8 percent of sales in fiscal 1999, the increase being attributable to our line of credit and interest payments to Glance, Inc. on outstanding accounts payable.

          Interim results.
          ---------------
          Selling, general and administrative expenses increased by $32,036 from $136,017, or 41.7 percent of sales, in Q1 1999 to $168,053, or 58.1 percent of sales in Q1 2000. The increase is due primarily to -

     o an increase of $41,334 in advertising expense from $2,494 or 0.8 percent of sales in Q1 1999 to $43,828 or 15.2 percent of sales in Q1 2000; and

     o    an increase of $4,996 in travel and entertainment  from $1,471 or
          0.5 percent of sales in Q1 1999 to $6,467 or 2.2 percent of sales in Q1 2000; which increases were offset by

     o a decrease of $19,259 in sales commissions from $36,055 or 11.2 percent of sales in Q1 1999 to $16,796 or 5.8 percent of sales in Q1 2000.

     Net Loss
     --------

     We had a net loss from operations in fiscal year 1998 of $97,650, or $0.04 a share of our common stock. In fiscal year 1999 we had a net loss from operations of $186,270, or $0.06 a share of common stock. This deepening loss - despite an increase of 24.4 percent in sales - is attributed by management primarily to increases of $122,646 we made in marketing and advertising expenses.

          Interim results.
          ---------------
          We had net income from operations of $42,168 during Q1 1999 but a net loss from operations of $3,455 on 11.4 percent less sales during Q1 2000. An increase in advertising expense from $2,494 to $43,828 accounts for more than the difference. The advertising increase reflects the decision of management to increase consumer awareness of our brands, particularly in new markets.

     Balance Sheet Items
     -------------------

     Despite a loss from operations of $186,270 for the fiscal year ended February 28, 1999, stockholders' equity increased by $13,730 from $63,313 at the end of fiscal year 1998 to $77,043 at the end of fiscal year 1999. The increase is attributed entirely to the sale of $200,000 in common stock during the last fiscal year. Our cash position improved from $17,806 to $121,516 at the end of fiscal year 1999, but $55,000 of this cash was held in a savings account as collateral for a $55,000 line of credit with our bank. Accounts receivable improved slightly from $111,745 to

$71,249 while inventory increased from $64,721 to $71,587 at the end of fiscal year 1999.

          Interim balance sheet items.
          ---------------------------
          During the three months ended May 31, 1999, our accounts receivable have increased by $78,929 from $71,249 at fiscal year-end to $150,178 and our accounts payable and accrued expenses have increased by $79,300 from $209,578 at fiscal year-end to $288,878. A cash position of $121,516 at fiscal year-end on February 28, 1999 was reduced to $68,540 by May 31, 1999, but inventory was increased from $71,587 at fiscal year-end to $115,831 on May 31, 1999. Stockholders' equity of $77,043 at fiscal year-end was reduced by $3,455 in net operating loss to $73,588 on May 31, 1999.

     Liquidity and Outlook
     ---------------------

     We have been able to stay in operation only (1) from the services provided by Glance, Inc., a manufacturer of sunglasses under the control of Bendar Wu, the chairman of our board of directors, which company funds and warehouses a considerable portion of our inventory and (2) from the proceeds realized from the sale of capital stock.

     With respect to the sales of stock, we essentially covered our $97,650 loss from operations in fiscal 1998 by the sale of $100,000 in capital stock, and we covered our $186,270 loss from operations in fiscal 1999 by the sale of $200,000 in capital stock. In fiscal 1999 we also borrowed $19,000 on our bank line of credit. We ended fiscal 1999 with $121,516 cash in the bank, in contrast to our having only $17,806 cash in the bank at the end of fiscal 1998.

     By the end of the first quarter of fiscal 2000 (May 31, 1999) our cash position had fallen to $68,540 from $121,516 at the end of fiscal 1999. Our net loss from operations was only $3,455 during Q1 2000, but we increased our inventory by $44,244 and repaid debt of $6,200 to officers and $14,000 on our bank line of credit. Our accounts receivable and accounts payable in Q1 2000 virtually cancelled each other - accounts receivable increased by $78,929, and accounts payable increased by $79,582.

     Glance provides liquidity as follows: standard payment terms in our industry are to provide a secured letter of credit to the manufacturer for the entire amount of a purchase order submitted. The letter of credit matures upon the manufacturer's shipment of the product. Glance requires no letter of credit or deposit of any type to secure a purchase order from us. In addition, Glance takes shipment of the inventory ordered and warehouses it until we need it. Once we order the inventory to be delivered from Glance's warehouse, we have 30 days to pay for it.

     We perceive our long-term solution to our continuing losses to be an improvement in our gross margin. The essential services provided by Glance, Inc. come at a cost to us - they increase our cost of goods sold from 20 to 30 percent above industry standard. Yet, it is impossible to dispense with these services without the cash to pay for and warehouse all our inventory. We have recently obtained a bank line of credit of $45,000. We are working on obtaining additional lines of credit from lending institutions that cater to small businesses. When we have exhausted these possibilities, we will attempt to obtain capital through the sale of shares of common stock.

     Unfortunately, our inability to demonstrate profitable operations makes it difficult to sell capital stock. At this time, we have not identified the sources of additional lines of credit or of equity capital we need to break out of our dilemma. Short term, we need to increase our bank line of credit from $45,000 to approximately $100,000 to help pay for the implementation of new prescription glasses lines.

     Long term, we need an additional line of credit of approximately $150,000 to decrease our dependence on Glance, Inc. and thereby improve our profit margins.

     Possibility of a Reverse Acquisition and Reorganization
     -------------------------------------------------------

     We have been approached by two development-stage companies that are interested in acquiring our corporate shell. Each proposes that our present sunglasses business either be spunoff to our shareholders or sold, leaving the company as a trading public shell. Our management is open to the proposals but not at this time. Neither of the development-stage companies has secured adequate financing or commenced meaningful operations. Until such occurs, there is no point in negotiating a contract with a company that is not viable.

     Costs of Filing Periodic Reports
     --------------------------------

     The filing of this Form 10-SB registration statement subjects the Company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the Company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The Company's president prepares unaudited financial statements for the Company. The services of the Company's securities law attorney and the annual auditor's services must be paid for in cash. Should cash not be available to pay for these legal and auditor's services, the Company will have to borrow these needed funds from sources not yet identified.

                                   PROPERTIES

     We lease approximately 2,600 square feet of office and warehouse space in Hollywood, California for a monthly rental of $2,205. The lease expires October 14, 1999.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of June 30, 1999, the number of shares of Common Stock of the Company beneficially owned by each officer and director of the Company, individually and as a group, and by each person known to the Company to be the beneficial owner of more than five percent of the Common Stock.

                                          Number of
                                          Shares of
     Name and Address                    Common Stock         Percent
     ---------------------              --------------       ---------
     Bendar Wu                             650,000             20.7
     384 East Shore Road
     Great Neck, NJ 11024

     Troy Schmidt                          325,000             10.4
     942 Alandale Avenue
     Los Angeles, CA 90036

     Jeff Solorio                          576,000             18.4
     336 North Sycamore Avenue
     Los Angeles, CA 90036

     Micky Dhillon(1)                      400,000             12.7
     6 Liberty
     Aliso Viejo, CA 92656

     John Juniper                          576,000             18.4
     336 North Sycamore Avenue
     Los Angeles, CA 90036

     Officers and Directors              2,527,000             80.5
     as a group (5 persons)
     -------------------------

     (1) These shares are owned of record by the Micky Dhillon Trust, which is under the control of Micky Dhillon.

Changes in Control

     There are no arrangements which may result in a change in control of the Company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

        The Company's directors, officers and significant employees occupying executive officer positions, their ages as of June 30,

1999, the directors' terms of office and the period each director has served are set forth in the following table:

                                                                        Director's
                                                         Director          Term
      Person             Positions and Offices             Since          Expires
------------------       ----------------------          --------       ----------
Bendar Wu, 53            Chairman of the Board              1996            1999
                         of Directors

Troy Schmidt, 33         President and Director             1996            1999

Jeff Solorio, 29         Secretary, Director of             1996            1999
                         Operations, and Director

Micky Dhillon, 33        Director                           1998            1999

John Juniper, 29         Director of Marketing, and         1996            1999
                         Director

     BENDAR WU.
     ---------
     Mr. Wu has been in the optical industry for over 23 years as a distributor or manufacturer. Mr. Wu is the founder, owner and is the president of Glance Eyewear, a worldwide distributor of eyewear with annual sales exceeding $20 million. The company has been in business for over fifteen years. Glance has manufactured eyewear for companies such as J. Crew, Limited and Nordstrom. Mr. Wu received a law decree in Taiwan at Soo Chow University and an MBA from Wager College in New York.

     TROY SCHMIDT.
     ------------
     For five years prior to starting Dita, Inc., Mr. Schmidt managed a better than $53 million real estate portfolio owned by Ox Pierside Corporation, Haseko Marina Development Inc., Shin-Ei Corporation and Echo Usa. Mr. Schmidt has extensive experience in financial management including budgeting, accounting and cash flow management, implementation of expense minimization procedures, collection and collection- related litigation, inventory control, financial reporting and supervision of investment and operation accounts. Mr. Schmidt received a degree in business management with an emphasis in finance from Point Loma Nazarene College in 1990. Over the last three and a half years Mr. Schmidt has acted as a director and president of Dita, Inc. Mr. Schmidt's responsibilities include financial management, supervision of the Dita staff, corporation direction, product, pricing, securing new investment and alternative sources of cash flow to fund growth, overseeing all company operations, product development and design, and management of both domestic sales and of international sales.

     JEFF SOLORIO.
     ------------
     Prior to starting Dita Mr. Solorio founded a marketing firm, Hollywood died Independence. Mr. Solorio acted as president of Hollywood died Independence for three years and produced creative marketing materials for companies such as Rusty, Capital Distribution (Spare, Ezekiel, Blond) and Herbie Fletcher. Mr. Solorio also provided film production and other marketing materials for action sports related companies such as Rusty, Morrow Snowboards, Purged Snowboards, Lib-Tech, Herbie

Fletcher, Capital Distribution, Black Flys and Arnet. Mr. Solorio's marketing and promotional work has won several industry awards. Over the last three and a half years Mr. Solorio has acted as a director and vice president of operations of Dita, Inc. Mr. Solorio's duties at Dita include inventory management, product development and design, processing of accounts payable, management of warehouse staff, processing of payroll and pricing.

     MICKY DHILLON.
     -------------
     Mr. Dhillon is the founder of, and has been the chairman of the board of directors and chief executive officer of, Main Street Trading Company for the past eight years. Main Street Trading Company is a privately held, Mission Viejo, California based, retail commodities brokerage firm with more than 260 employees. Mr. Dhillon provides guidance to the directors with respect to financial growth, cash flow management and new sources of funding.

     JOHN JUNIPER.
     ------------
     Prior to joining Dita, Mr. Juniper was employed by Crown Distribution and was responsible for creating and implementing marketing programs and sales materials for Crown Distribution's family of companies, which included Purged Snowboards, BPS Binding Company, Mantle Snowboards, 1159 Snowboards, Dynamics Sled Manufacturing and Holly Grail Productions. Mr. Juniper's responsibilities included all advertising concepts, design and layout of advertisements, selection of models, photographers, cinematographers, graphic artists, photography and coordination of media publication advertisements. He produced over 150 full-page color advertisements and editorials in both national and international publications in a twelve-month period. In addition, Mr. Juniper is a freelance photographer and has worked with action sports companies including Morrow Snowboards, Black Flys, Evol Casuals, Blond, Spare, Ezekiel, Original Sin and Rusty Clothes. Over the last three and a half years Mr. Juniper has acted as a director and vice president of marketing for Dita, Inc. Mr. Juniper's duties at Dita as marketing director include development of annual advertising campaigns, selection of photographers, models, stylists, hair and makeup artists, development of company catalogs, print and outdoor ads, selection of graphic artists and development of all mailers, trade show invitations, public relations and product development and design.

                             EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation during fiscal years 1996, 1997 and 1998 of the chief executive officer of the Company. During the period, no executive officer of the Company received compensation that exceeded $100,000.



                                 Fiscal                Annual           Other
          Name                    Year                 Salary        Compensation
     --------------             --------              ---------      ------------
     Troy Schmidt,                1998                 $45,000          None
     President
                                  1997                 $45,000          None

                                  1996                 $45,000          None

     During the last three fiscal years, no executive officer of the Company has been granted stock options or stock appreciation rights and no executive officer has been granted stock in exchange for services. The Company has no long-term incentive plan intended to serve as incentive for performance.

     Directors of the Company receive no compensation for their services as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We buy a substantial portion of our inventory from Glance, Inc., a manufacturing company under the direction of and owned by Bendar Wu, a director and major stockholder of the Company. Due to our lack of sufficient capital to pay for inventory and then warehouse it, Glance, Inc. manufactures our sunglass orders in China, pays for the product when it arrives in the U.S. and warehouses the product for us until the product is needed.

     When we need the product, we place orders for it with Glance. Glance ships the product to us and bills us net, 30 days for each invoice. In exchange for Glance's funding and warehousing these inventories, Glance charges us a premium. This premium increases our cost of goods sold from 20 to 30 percent above industry standard. Our purchases from Glance in fiscal year 1998 were $294,082 and in fiscal year 1999 were $313,746. Our accounts payable and accrued expenses owed to Glance at fiscal year-end 1998 were $106,154 and at fiscal year-end 1999 were $131,162. The interest rate we pay on outstanding payable balances to Glance is nine percent a month.

     Mr. Bendar Wu advises us that he has no economic interest in any of the manufacturers he chooses to manufacture sunglasses or frames. He further advises us that his dealings with such manufacturers are at arm's length and do not involve any rebate to him of the amounts paid them for their manufacturing efforts.

     These transactions with Glance are as fair to us as we could make with an unaffiliated party. Leading manufacturers of eyewear advise us that we cannot get comparable terms anywhere.

     In 1997 we obtained $102,000 in equity capital from Bendar Wu, the chairman of our board of directors then and now. He purchased 425,000 shares of our common stock at a price of $0.24 a share. At the time of the transaction, our common stock was trading only sporadically and in a price range of $0.25 to

$0.5625. He was given a discount from the market price due to the fact that he was purchasing "restricted securities" and could not transfer them for value for one year. We could not have sold these securities to any other person we knew at that time.

     In 1998 we obtained $200,000 in equity capital from Micky Dhillon, an owner of a commodities market brokerage firm and a friend of two of our officers and directors, Jeff Solorio and John Juniper. Mr. Dhillon purchased 400,000 shares of our common stock at a price of $0.50 a share, which price was above the prevailing market price. Mr. Dhillon agreed to pay this premium under the condition that he be elected a director of the company and under the assumption that his purchase of 400,000 shares in the open market would cause the stock to jump to a price far higher than $0.50 a share.

                            DESCRIPTION OF SECURITIES

     The Company is authorized to issue ten million shares of Common Stock ($0.01 par value). The presently outstanding shares of Common Stock are fully paid and nonassessable.

Common Stock

     Voting Rights
     -------------

     Holders of shares of Common Stock have one vote a share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

     Dividend Rights
     ---------------

     Holders of record of shares of Common Stock receive dividends when and if declared by the board of directors out of funds of the Company legally available therefor.

     Liquidation Rights
     ------------------

     Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock receive pro rata all of the assets of the Company available for distribution to shareholders after distributions are made to the holders of the Company's Preferred Stock.

     Preemptive Rights
     -----------------
     Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

     Registrar and Transfer Agent
     ----------------------------

     The Company's registrar and transfer agent is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 87501.

     Dissenters' Rights
     ------------------

     Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's Certificate of Incorporation.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock is quoted on the OTC Bulletin Board. Its symbol is "DITA."

     During the last two fiscal years and the subsequent interim period for which financial statements are provided, the range of high and low bid information for our Common Stock is set forth below. The source of this information is the OTC Bulletin Board. The quotations reflect inter-dealer prices without markup, markdown or commissions and may not represent actual transactions.

                                            High                 Low
                                           ------               ------
        1997
        ----   1st Qtr.                     0.5625               0.25
               2nd Qtr.                     0.34375              0.3125
               3rd Qtr.                     0.3125               0.28125
               4th Qtr.                     0.28125              0.1875

        1998
               1st Qtr.                     0.1875               0.1875
               2nd Qtr.                     0.21875              0.1875
               3rd Qtr.                     0.21875              0.15625
               4th Qtr.                     0.1563               0.1563

        1999
               1st Qtr.                     1.7500               0.0900
               2nd Qtr.                     1.0000               0.5000

     On June 30, 1999 there were 3,142,530 shares of Common Stock outstanding. No shares are subject to outstanding options to purchase, or securities convertible into, such shares of stock.

Holders

     As of June 30, 1999 there were approximately thirty-three holders of record of our Common Stock. Some 476,650 shares of

Common  Stock are held in  brokerage  accounts  under the record name of "Cede &
Co."

Dividends

     We have paid no dividends to our stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

     Neither  the  Company  nor our  property  is a party to any  pending  legal
proceeding  or  any  known   proceeding   that  a   governmental   authority  is
contemplating.

                     RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years the Company sold 825,000 shares of our Common Stock in two transactions exempt from registration pursuant to the provisions of Regulation D, Rule 506 of the Securities and Exchange Commission. No underwriters were used to effect the sales. The names of the persons who bought the shares of stock, the dates the shares sold, the number of shares issued and the price paid in cash for the shares are as follows:

                                                       No. of                Price
                                                       Shares                 per
         Person                   Date                 Issued                Share
     ---------------            --------              --------               -----
     Micky Dhillon               7-28-98               400,000               $0.50

     Bendar Wu                   4-21-97               425,000               $0.24

     Both of the above persons had a preexisting relationship with our Company. Micky Dhillon was an acquaintance of Jeff Solorio and John Juniper, officers and directors of the Company, and had followed the Company's progress for some time. Bendar Wu, at the time of the above purchase, was already a significant shareholder of the Company and was chairman of the board of directors of the Company.

     Both of the above persons are sophisticated investors within the meaning of the Commission's Rule 506(b)(2)(ii). Both are "accredited investors" within the meaning of Rule 501 of Regulation D.

     With  regard to the  above  transactions,  Dita  furnished  to Mr.  Dhillon financial statements, a description of our business, a business plan, information concerning the directors and officers of Dita and other information required by Rule 502(b) of Regulation D.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Nevada corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

     In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees.

     A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

     Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of the Company:

Independent accountant's report ........................................    F-1

Balance Sheets at February 28, 1999 and at
        February 28, 1998 and (unaudited)
        at May 31, 1999.................................................    F-2

Statements of Operations  for the Years Ended
        February 28, 1999 and February 28,
        1998 and (unaudited) for the three months
        ended May 31, 1999 and May 31, 1998 ............................    F-3

Statements of Changes in  Stockholders'  Equity for
        the Years  Ended in February 28, 1999 and
        February 28, 1998 and (unaudited) for the
        three months ended May 31, 1999  ...............................    F-4

Statements of Cash Flows for the Years Ended
        February 28, 1999 and February 28,
        1998 and (unaudited) for the three months
        ended May 31, 1999 and May 31, 1998 ............................    F-5

Notes to Financial Statements for the years ended
        February 28, 1999 and February 28, 1998 ........................    F-6

                           STONEFIELD JOSEPHSON, INC.
                        1620 26th Street, Suite 400 South
                             Santa Monica, CA 90404
                                 (310) 453-9400








Board of Directors
Dita, Inc.
Hollywood, California


We have audited the accompanying balance sheets of Dita, Inc. as of February 28, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dita, Inc. as of February 28, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.






/s/ Stonefield Josephson, Inc.

Santa Monica, California
July 16, 1999

                                             DITA, INC.

                                           BALANCE SHEETS




                                                               May 31,             February 28,
                    ASSETS                                      1999            1999          1998
                                                                ----            ----          ----
                                                            (Unaudited)

Current assets:
  Cash                                                        $   12,394   $    65,822   $   17,806
  Cash - restricted                                               56,146        55,694            -
  Accounts receivable - trade, net of allowance for
    doubtful accounts of $37,160 and 18,123, respectively        150,178        71,249      111,745
  Inventory                                                      115,831        71,587       64,721
  Prepaid expenses                                                 2,163        20,103        1,050
                                                              ----------   -----------   ----------

          Total current assets                                   336,712       284,455      195,322

Property and equipment, net of
  accumulated depreciation and amortization                       90,133        87,732       70,261

Other assets                                                       2,434         2,434        4,161
                                                              ----------   -----------   ----------

                                                              $  429,279   $   374,621   $  269,744
                                                              ==========   ===========---==========



     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                       $  288,878   $   209,578   $  151,705
  Advances from officers-stockholders                             30,331        36,531       28,518
  Note payable, bank                                               5,000        19,000            -
  Current maturities of obligations under capital lease           13,613        14,600        7,450
                                                              ----------   -----------   ----------

          Total current liabilities                              337,822       279,709      187,673
                                                              ----------   -----------   ----------

Obligations under capital lease, less current maturities          17,869        17,869       18,758
                                                              ----------   -----------   ----------

Stockholders' equity:
  Common stock; $.01 par value, 10,000,000 shares
    authorized, 3,140,000 and 2,740,000 shares issued
    and outstanding, respectively                                 31,400        31,400       27,400
  Additional paid-in capital                                     613,339       613,339      417,339
  Deficit                                                       (571,151)     (567,696)    (381,426)
                                                              ----------   -----------   ----------

          Total stockholders' equity                              73,588        77,043       63,313
                                                              ----------   -----------   ----------

                                                              $  429,279   $   374,621   $  269,744
                                                              ==========   ===========   ==========




See accompanying independent auditors' report and notes to financial statements.

                                                     DITA, INC.

                                             STATEMENTS OF OPERATIONS




                                         Three months ended       Three months ended        Year ended            Year ended
                                            May 31, 1999             May 31, 1998        February 28, 1999     February 28, 1998
                                       ---------------------   ----------------------  --------------------  ----------------------
                                         Amount      Percent      Amount     Percent    Amount     Percent     Amount      Percent
                                        --------    --------     --------    -------   --------   --------    --------    ---------
                                       (Unaudited)              (Unaudited)
                                       -----------              -----------
Net sales                              $   289,286    100.0%   $   326,339    100.0%  $   882,921   100.0%   $  709,591      100.0%

Cost of sales                              124,688     43.1        148,154     45.4       417,032    47.2       342,172       48.2
                                       -----------  -------    -----------   ------   -----------  ------    ----------  ---------

Gross profit                               164,598     56.9        178,185     54.6       465,889    52.8       367,419       51.8

Operating expenses                         168,053     58.1        136,017     41.7       652,159    73.9       465,069       65.5
                                       -----------  -------    -----------   ------   -----------  ------    ----------  ---------

Net income (loss)                      $    (3,455)    (1.2)%  $    42,168     12.9%  $  (186,270)  (21.1)%  $  (97,650)     (13.7)%
                                       ===========  =======    ===========   ======   ===========  ======    =========== =========

Net income (loss) per share -
  basic and diluted                    $         -             $      0.02            $     (0.06)           $    (0.04)
                                       ===========             ===========            ===========            ===========

Weighted average shares outstanding -
  basic and diluted                      3,140,000               2,740,000              2,980,000              2,623,311
                                       ===========             ===========            ===========            ===========




See accompanying independent auditors' report and notes to financial statements.

                                             DITA, INC.

                                  STATEMENT OF STOCKHOLDERS' EQUITY

                                YEARS ENDED FEBRUARY 28, 1999 AND 1998




                                              Common stock       Additional                 Total
                                       ----------------------      paid-in               stockholders'
                                         Shares       Amount       capital     Deficit      equity
                                        --------     --------   -----------   ----------  ----------
Balance at February 28, 1997           2,040,000    $  20,400   $  321,589   $ (283,776)  $  58,213

Issuance of common stock for
  services previously provided           275,000        2,750                                 2,750

Issuance of common stock                 425,000        4,250       95,750                  100,000

Net loss for the year ended
  February 28, 1998                                                             (97,650)    (97,650)
                                      ----------    ---------   ----------   ----------   ---------

Balance at February 28, 1998           2,740,000       27,400      417,339     (381,426)     63,313

Issuance of common stock                 400,000        4,000      196,000                  200,000

Net loss for the year ended
  February 28, 1999                                                            (186,270)   (186,270)
                                      ----------    ---------   ----------   ----------   ---------

Balance at February 28, 1999           3,140,000       31,400      613,339     (567,696)     77,043

Net loss for the three months
  ended May 31, 1999 (unaudited)                                                 (3,455)     (3,455)
                                      ----------    ---------   ----------   ----------   ---------

Balance at May 31, 1999 (unaudited)    3,140,000    $  31,400   $  613,339   $ (571,151)  $  73,588
                                      ==========    =========   ==========   ==========   =========





See accompanying independent auditors' report and notes to financial statements.

                                              DITA, INC.

                                       STATEMENTS OF CASH FLOWS

                           INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                           Three months ended May 31,       Years ended February 28,
                                          ----------------------------    ---------------------------
                                                1999          1998             1999         1998
                                             -----------   ----------      ------------  ----------
                                             (Unaudited)   (Unaudited)
Cash flows provided by (used for)
  operating activities:
    Net income (loss)                        $    (3,455)  $   42,168      $   (186,270) $  (97,650)
                                             -----------   ----------      ------------  ----------

Adjustments to reconcile net loss to net
  cash  provided by (used for)  operating
  activities:
        Depreciation and amortization                  -            -            22,249  $   10,928
        Provision for doubtful accounts                -        2,062            35,827      28,248
        Other                                          -            -                 -       2,750

Changes in assets and liabilities:
    (Increase) decrease in assets:
        Accounts receivable                      (78,929)     (67,686)            4,669     (75,126)
        Inventory                                (44,244)     (17,477)           (6,866)     (3,041)
        Prepaid expenses                          17,940       (4,599)          (19,053)       (542)

    Increase (decrease) in liabilities -
        accounts payable and accrued expenses     79,582       42,436            52,354      87,377
                                             -----------   ----------      ------------  ----------

          Total adjustments                      (25,651)     (45,264)           89,180      50,594
                                             -----------   ----------      ------------  ----------

          Net cash used for operating
              activities                         (29,106)      (3,096)          (97,090)    (47,056)
                                             -----------   ----------      ------------  ----------

Cash flows used for investing activities:
  Acquisition of property and equipment           (2,400)         (55)          (22,761)    (34,069)
  Increase in other assets                             -            -                 -      (1,340)
                                             -----------   ----------      ------------  ----------

          Net cash used for investing
              activities                          (2,400)         (55)          (22,761)    (35,409)
                                             -----------   ----------      ------------  ----------

Cash flows provided by (used for)
 financing activities:
  (Payments on) advances from
    officer-stockholders                          (6,200)        (495)            8,013        (759)
  (Payments on) proceeds from
    note payable, bank                           (14,000)           -            19,000           -
  (Payments on) proceeds from other
    current liabilities                             (283)           -             5,519           -
  (Payments on) obligations under
    capital lease                                   (987)      (3,073)           (8,971)          -
  Proceeds from issuance of common stock               -            -           200,000     100,000
                                             -----------   ----------      ------------  ----------

          Net cash provided by financing
              activities                         (21,470)      (3,568)          223,561      99,241
                                             -----------   ----------      ------------  ----------

Net increase (decrease) in cash                  (53,428)      (6,719)           48,016      16,776
Net increase in cash - reserve                       452            -            55,694           -
Cash, beginning of year                          121,516       17,806            17,806       1,030
                                             -----------   ----------      ------------  ----------

Cash, end of year                            $    68,540   $   11,087      $    121,516  $   17,806
                                             ===========   ==========      ============  ==========



See accompanying independent auditors' report and notes to financial statements.

                                              DITA, INC.

                                       STATEMENTS OF CASH FLOWS

                           INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                             Three months ended May 31,    Years ended February 28,
                                             --------------------------    ------------------------
                                                1999          1998            1999          1998
                                             -----------   ----------      -----------    ---------
                                             (Unaudited)   (Unaudited)
Supplemental disclosure of cash flow
  information:
    Income taxes paid                        $         -   $        -      $        800  $    1,723
                                             ===========   ==========      ============  ==========
    Interest paid                            $     5,044   $    1,832      $     14,870  $    1,832
                                             ===========   ==========      ============  ==========

Supplemental disclosure of non-cash
  financing activities:
    Capital lease obligation incurred for use of
      equipment                              $         -   $        -      $     15,232  $   26,208
                                             ===========   ==========      ============  ==========
    Common stock issuance to officers for
      prior service                          $         -   $        -      $          -  $    2,750
                                             ===========   ==========      ============  ==========




See accompanying independent auditors' report and notes to financial statements.

                                   DITA, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED FEBRUARY 28, 1999 AND 1998




(1)   Summary of Significant Accounting Policies:

      Business Activity:

            The Company is a wholesaler of unique, alternative and fashionable women's sunglasses and sells to retailers throughout the United States, Japan and Europe.

      Use of Estimates:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Fair Value:

            Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

      Cash:

            Equivalents

            For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

            Concentration

            The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

      Inventory:

            Inventory is valued at the lower of cost (first-in, first-out) or market.

      Income Taxes:

            Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment (see Note 8).



See accompanying independent auditors' report.

                                              DITA, INC.

                                YEARS ENDED FEBRUARY 28, 1999 AND 1998




(1)   Summary of Significant Accounting Policies, Continued:

      Net Loss Per Share:

            The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share ("EPS") previously in APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. The new rules also require dual presentation of basic and diluted EPS on the face of the statement of operations. Net loss per common share is computed based on the weighted average number of common shares outstanding.

      Unaudited Interim Financial Statements:

            In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as of May 31, 1999, and the results of operations and cash flows for the three month periods ended May 31, 1999 and 1998 have been included. The results of operations for the three month period ended May 31, 1999, are not necessarily indicative of the results to be expected for the full fiscal year. For further information, refer to the financial statements and footnotes thereto included in the Company's Form 10-SB filed for the year ended February 28, 1999 and 1998.


(2)   Property and Equipment:

                                                                     1999             1998
                                                                     ----             ----
            Display cases                                      $     73,854        $   51,092
            Computers and software                                   34,939            27,132
            Furniture and fixtures                                    9,670             2,246
                                                               ------------        ----------

                                                                    118,463            80,470
            Less accumulated depreciation and amortization           30,731            10,209
                                                               ------------        ----------

                                                               $     87,732        $   70,261
                                                               ============        ==========


(3)   Advances from Officer-Stockholders:

      This  amount  represents  the  unpaid  balance  of  non-interest   bearing
      short-term advances received from officer-stockholders. Such advances are unsecured and payable on demand.




See accompanying independent auditors' report.

                                   DITA, INC.

                     YEARS ENDED FEBRUARY 28, 1999 AND 1998


(4)   Note Payable, Bank:

      The Company has a line of credit with its bank in the amount of $55,000 and is secured by a collateral savings account in the amount of $55,000. As of July 16, 1999, the line of credit was paid off and the secured savings account was released to the Company.

      Interest paid on all corporate borrowings, exclusive of related party interest and other bank interest amounted to $798 for the year ended February 28, 1999.


(5)   Obligations under Capital Lease:

      The Company leases computer equipment, software, lens cutters and trade show booths under the terms of a capital lease, which is secured by the related equipment costing $41,440. The following is a schedule by years of future minimum lease payments required under the capital leases, together with the present value of the net minimum lease payments:

            Year ending February 28,
                2000                                          $     14,600
                2001                                                16,431
                2002                                                 1,438
                                                              ------------

            Present value of minimum lease payments                 32,469
            Less current maturities                                 14,600
                                                              ------------
                                                              $     17,869
                                                              ============

      Interest expense for the year ended February 28, 1999 amounted to $3,492.


(6)   Common Stock:

      Between April 18, 1997 and July 10, 1997, the Company's principal supplier of sunglasses, who is also a shareholder and member of the Board of Directors, purchased 425,000 shares of common stock for $100,000. Also, on April 18, 1997, three officer-stockholders of the Company were issued a total of 275,000 shares for services previously provided on behalf of the Company.

      As of February 28, 1999 and 1998, there were 92,900 shares outstanding sold through a December 1995 public offering made in reliance upon an exemption from registration under federal and state securities laws provided by Regulation D, Rule 504 of the Securities and Exchange Commission.


(7)   Related Party Transactions:

      The Company's principal supplier of sunglasses is also a shareholder and a member of the Board of Directors. Total product purchased from this supplier for the year ended February 28, 1999 and 1998 was $313,746 and $294,082, respectively. Accounts payable and accrued expenses at February 28, 1999 and 1998 include $131,162 and $106,154 payable to this supplier, respectively. The Company also pays interest on outstanding accounts payable balances at a rate of 9% per year to this related party.


See accompanying independent auditors' report.

                                   DITA, INC.

                     YEARS ENDED FEBRUARY 28, 1999 AND 1998




(8)   Income Taxes:

      For federal income tax return purposes, the Company has available net operating loss carryforwards of approximately $556,000 and $381,000, which expire through 2013 and 2012 and are available to offset future income tax liabilities for the years ended February 28, 1999 and 1998, respectively.

      Temporary   differences  which  give  rise  to  deferred  tax  assets  and liabilities at February 28, 1999 are as follows:

                                                               1999             1998
                                                               ----             ----
            Net operating loss carryforwards             $    226,548        $  152,400
            Valuation allowance                              (226,548)         (152,400)
                                                         ------------        ----------

                 Net deferred taxes                      $          -        $        -
                                                         ============        ==========


(9)   Subsequent Event:

      The Company is in the process of negotiating to sell its corporate shell to a third party. As of July 16, 1999, no negotiations have been finalized. Upon completion of the proposed sale, the Company will reorganize and continue to operate under a different entity.




See accompanying independent auditors' report.

                                    EXHIBITS

Index to Exhibits

        Exhibit No.                         Description
        -----------                        -------------
            10            -      Dita, Inc. Distributor Agreement of
                                 September 1, 1999, between Dita, Inc. and
                                 Levante, a representative distributorship agreement of the Registrant

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   DITA, INC.



Date:  September 29, 1999                   By /s/ Troy Schmidt
                                              ---------------------------------
                                              Troy Schmidt, President and
                                              Chief Financial Officer